SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EMPEIRIA ACQUISITION CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29158Y203

(CUSIP Number)

Alan Menkes

Empeiria Investors LLC

142 West 57th Street, 12th Floor

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

Boris Dolgonos

Jones Day

222 East 41st St.

New York, NY 10017

December 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 29158Y104	SCHEDULE 13D	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON EMPEIRIA INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,058,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Pursuant to certain agreements between Empeiria Acquisition Corp. (the “Issuer”), Empeiria Investors LLC (“Empeiria Investors”) and certain of the Issuer’s stockholders (the “Stockholders”), the Reporting Person may be deemed to be the beneficial owner of 7,633,671 shares of common stock, par value $0.0001 per share, of the Issuer (“Common Shares”). The Reporting Person expressly disclaims beneficial ownership over 5,575,671 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 3 of 27 Pages

1	NAME OF REPORTING PERSON Alan Menkes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,410
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 256,410
	10	SHARED DISPOSITIVE POWER 2,058,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,890,081*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,890,081 Common Shares. Additionally, Mr. Menkes is a managing member of Empeiria Investors and has shared voting and dispositive power over the Common Shares owned by Empeiria Investors and as a result may be deemed to be the beneficial owner of any Common Shares owned by it. The Reporting Person expressly disclaims beneficial ownership over 7,633,671 Common Shares beneficially owned by other Reporting Persons except to the extent of his pecuniary interest therein. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON Keith Oster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,907
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 73,907
	10	SHARED DISPOSITIVE POWER 2,058,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,707,578*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders the, the Reporting Person may be deemed to be the beneficial owner of 7,707,578 Common Shares. Additionally, Mr. Oster is a managing member of Empeiria Investors and has shared voting and dispositive power over the Common Shares owned by Empeiria Investors and as a result may be deemed to be the beneficial owner of any Common Shares owned by it. The Reporting Person expressly disclaims beneficial ownership over 7,633,671 Common Shares beneficially owned by other Reporting Persons except to the extent of his pecuniary interest therein. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON Joseph Fong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,645
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 43,645
	10	SHARED DISPOSITIVE POWER 2,058,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,677,316*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,677,316 Common Shares. Additionally, Mr. Fong is a managing member of Empeiria Investors and has shared voting and dispositive power over the Common Shares owned by Empeiria Investors and as a result may be deemed to be the beneficial owner of any Common Shares owned by it. The Reporting Person expressly disclaims beneficial ownership over 7,633,671 Common Shares beneficially owned by other Reporting Persons except to the extent of his pecuniary interest therein. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON Stephen D. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 3,137,867*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, dated October 19, 2012 (the “Merger Agreement”), by and among the Issuer, Integrated Drilling Equipment Company Holdings Inc. (“IDE”), IDE Acquisition Co., LLC and Stephen Cope, in his capacity as representative of IDE’s stockholders, a portion of the Common Shares (“Holdback Shares”) issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the merger contemplated by the Merger Agreement (the “Merger”) to satisfy indemnification claims. The amounts above reflect 427,500 Holdback Shares that are being held by the Issuer on behalf of Stephen D. Cope. The Reporting Person expressly disclaims beneficial ownership over 4,495,804 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2014, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 7 of 27 Pages

1	NAME OF REPORTING PERSON Kelly Cook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 96,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 12,917 Holdback Shares that are being held by the Issuer on behalf of Kelly Cook. The Reporting Person expressly disclaims beneficial ownership over 7,537,646 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 8 of 27 Pages

1	NAME OF REPORTING PERSON Ronald Moreau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 851,839*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 114,583 Holdback Shares that are being held by the Issuer on behalf of Ronald Moreau. The Reporting Person expressly disclaims beneficial ownership over 6,781,832 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 9 of 27 Pages

1	NAME OF REPORTING PERSON Eric Storm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 534,644*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 71,916 Holdback Shares that are being held by the Issuer on behalf of Eric Storm. The Reporting Person expressly disclaims beneficial ownership over 7,099,027 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 10 of 27 Pages

1	NAME OF REPORTING PERSON Richard Dodson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 309,759*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 41,666 Holdback Shares that are being held by the Issuer on behalf of Richard Dodson. The Reporting Person expressly disclaims beneficial ownership over 7,323,912 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 11 of 27 Pages

1	NAME OF REPORTING PERSON Jeff Sweet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 255,241*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 34,333 Holdback Shares that are being held by the Issuer on behalf of Jeff Sweet. The Reporting Person expressly disclaims beneficial ownership over 7,378,430 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 12 of 27 Pages

1	NAME OF REPORTING PERSON Stephen K. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 96,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 12,917 Holdback Shares that are being held by the Issuer on behalf of Stephen K. Cope. The Reporting Person expressly disclaims beneficial ownership over 7,537,646 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 13 of 27 Pages

1	NAME OF REPORTING PERSON Vicki L. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 96,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 12,917 Holdback Shares that are being held by the Issuer on behalf of Vicki L. Cope. The Reporting Person expressly disclaims beneficial ownership over 7,537,646 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 14 of 27 Pages

1	NAME OF REPORTING PERSON Lauren Little
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 96,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 12,917 Holdback Shares that are being held by the Issuer on behalf of Lauren Little. The Reporting Person expressly disclaims beneficial ownership over 7,537,646 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 15 of 27 Pages

1	NAME OF REPORTING PERSON Bruce Burnham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 30,976*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 4,167 Holdback Shares that are being held by the Issuer on behalf of Bruce Burnham. The Reporting Person expressly disclaims beneficial ownership over 7,602,695 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 16 of 27 Pages

1	NAME OF REPORTING PERSON Greg Kimbrough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 30,976*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 4,167 Holdback Shares that are being held by the Issuer on behalf of Greg Kimbrough. The Reporting Person expressly disclaims beneficial ownership over 7,602,695 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 17 of 27 Pages

1	NAME OF REPORTING PERSON SDC Management Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,671*
	9	SOLE DISPOSITIVE POWER 40,269*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Pursuant to certain agreements between the Issuer, Empeiria Investors and the Stockholders, the Reporting Person may be deemed to be the beneficial owner of 7,633,671 Common Shares. Pursuant to the Merger Agreement, the Holdback Shares issued as consideration are being held by the Issuer and are subject to forfeiture during the eighteen-month period following the completion of the Merger to satisfy indemnification claims. The amounts above reflect 5,417 Holdback Shares that are being held by the Issuer on behalf of SDC Management Services LLC. The Reporting Person expressly disclaims beneficial ownership over 7,593,402 Common Shares beneficially owned by other Reporting Persons. See Item 5 for additional information. As of December 14, 2012, 8,646,700 Common Shares were outstanding.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 18 of 27 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Shares”), of Empeiria Acquisition Corp., a Delaware corporation (the “Issuer” or “EAC”). The principal executive offices of the Issuer are located at 142 West 57th Street, 12th Floor, New York, New York 10019.

Item 2. Identity and Background.

(a), (b), (c), (f). This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”). For each Reporting Person, its or their residence or principal business address; principal business, occupation or employment; and jurisdiction of organization or citizenship is set forth below.

1.	Empeiria Investors LLC (“Empeiria Investors”) is a Delaware limited liability company. The principal business address of Empeiria Investors is c/o Empeiria Acquisition Corp., 142 W. 57th Street, 12th Floor, New York, NY 10019. The principal business of Empeiria Investors is investing in securities.

2.	Alan Menkes is a managing member of Empeiria Investors and a citizen of the United States. The principal business address of Mr. Menkes is c/o Empeiria Acquisition Corp., 142 W. 57th Street, 12th Floor, New York, NY 10019.

3.	Keith Oster is a managing member of Empeiria Investors and a citizen of the United States. The principal business address of Mr. Oster is c/o Empeiria Acquisition Corp., 142 W. 57th Street, 12th Floor, New York, NY 10019.

4.	Joseph Fong is a managing member of Empeiria Investors and a citizen of the United States. The principal business address of Mr. Fong is c/o Empeiria Acquisition Corp., 142 W. 57th Street, 12th Floor, New York, NY 10019.

5.	Stephen D. Cope is a citizen of the United States. The principal business address of Mr. Cope is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Mr. Cope is Chief Executive Officer of the Issuer.

6.	Ronald Moreau is a citizen of the United States. The principal business address of Mr. Moreau is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Mr. Moreau is Vice President of Technical Sales of the Issuer.

7.	Eric Storm is a citizen of the United States. The principal business address of Mr. Storm is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Mr. Storm is Executive Vice-President of Finance of the Issuer.

8.	Richard Dodson is a citizen of the United States. The principal business address of Mr. Dodson is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Mr. Dodson is President and Chief Operating Officer of the Issuer.

9.	Jeff Sweet is a citizen of the United States. The address of Mr. Sweet is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Mr. Sweet is Vice President of Sales of the Issuer.

10.	Stephen K. Cope is a citizen of the United States. The address of Mr. Stephen K. Cope is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Mr. Cope is Manager of Sales Service of the Issuer.

11.	Vicki L. Cope is a citizen of the United States. The address of Ms. Cope is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Ms. Cope is an administrative assistant at SDC Blackhole LP. The principal business of SDC Blackhole LP is real estate investments.

12.	Lauren Little is a citizen of the United States. The address of Ms. Little is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Ms. Little is an administrative assistant at SDC Blackhole LP. The principal business of SDC Blackhole LP is real estate investments.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 19 of 27 Pages

13.	Bruce Burnham is a citizen of the United States. The address of Mr. Burnham is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Mr. Burnham is Chief Accounting Officer of the Issuer.

14.	Greg Kimbrough is a citizen of the United States. The address of Mr. Kimbrough is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal occupation of Mr. Kimbrough is Chief Administrative Officer of the Issuer.

15.	SDC Management Services, LLC (“SDC”) is a Texas limited liability company. The principal business address of SDC is 25311 I-45 North, Woodpark Business Center, Bldg 6, Spring, Texas 77380. The principal business of SDC is investing in securities.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6, and are collectively referred to as the “Group.” Accordingly, the Group is hereby filing a joint Schedule 13D.

The Reporting Persons in numbers 5 – 15 above are collectively referred to as the “IDE Stockholders.”

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D related to the private placements of the Issuer’s equity securities, the Purchase Agreement, the Common Share consideration received in the Merger, and the Contingent Common Shares is incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional Common Shares or may determine to purchase, sell or otherwise dispose of all or some of the Common Shares of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except for the appointment of directors to the Issuer’s board of directors as provided in the Voting Agreement as set forth in Item 6 of this Schedule 13D, the Reporting Persons have no plans or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Rows 11 and 13 of the cover page for each Reporting Person above are incorporated herein by reference. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b) Rows 7 through 10 of the cover page for each Reporting Person above are incorporated herein by reference. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 20 of 27 Pages

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction involving the Issuer’s Common Shares during the last 60 days from the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Background

The Issuer was incorporated in Delaware on January 24, 2011 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or similar business transaction one or more operating business or assets (an “initial business transaction”). On January 24, 2011, the company completed a private placement of 2,430,000 Common Shares (the “initial shares”) to the initial stockholders, including the company’s sponsor, officers and directors. The Issuer consummated its initial public offering (its “IPO”) of 6,000,000 units, with each unit consisting of one Common Share and one warrant to purchase one Common Share (a “Warrant”) on June 21, 2011. On June 15, 2011, the company completed a private placement of 390,000 units (the “placement units”) to Empeiria Investors, with each placement unit consisting of one Common Share and one Warrant. The Issuer received gross proceeds of $3,900,000 for the purchase of 390,000 units by Empeiria Investors. The net proceeds of the IPO, together with $3,900,000, which resulted in aggregate proceeds of $61,200,000, were deposited in a trust (the “Trust Account”) pending completion by the Issuer of an initial business transaction. On July 29, 2011, 300,000 of the initial shares were forfeited upon the decision of the underwriters not to exercise the over-allotment option in the IPO.

IPO Transfer Restrictions

In connection with the IPO, Empeiria Investors and the officers and directors of the Issuer at the time of the IPO (the “EAC Parties”), including Messrs. Menkes, Oster and Fong, entered into a letter agreement, dated June 15, 2011 (the “Letter Agreement”), pursuant to which the EAC Parties agreed not to sell, transfer or otherwise dispose of the placement units or the securities underlying the placement units owned by Empeiria Investors until 30 days after the initial business transaction. The Letter Agreement also provided that the initial shares acquired by the EAC Parties would be subject to restrictions on transfer that terminate with respect to 20% of such securities on the date of the occurrence of the following events: (i) upon consummation of the Merger, (ii) when the closing price of the Common Shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger, (iii) when the closing price of the Common Shares exceeds $13.50 for any 20 trading days within a 30-trading day period following the consummation of the Merger, (iv) when the closing price of the Common Shares exceeds $15.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger and (v) when the closing price of the Common Shares exceeds $17.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger or earlier, in any case, if, following the Merger, the Issuer engages in a subsequent transaction (1) resulting in its stockholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of its board of directors or management team in which the Issuer is the surviving entity. With respect to any securities released from transfer restrictions, Empeiria Investors is required to distribute them to its members within 60 days of such release.

EAC Registration Rights Agreement

The following describes the registration rights of the EAC Parties pursuant to the Registration Rights Agreement, dated June 15, 2011, by and among the Issuer, Empeiria Investors and the other holders party thereto (the “EAC Registration Rights Agreement”).

Demand Registration Rights

At any time and from time to time, the parties to the EAC Registration Rights Agreement who own at least 25% of then outstanding securities that are subject to the EAC Registration Rights Agreement (the “Registrable Securities”) may make a written demand for registration (“Demand Registration”) of at least 15% of the then outstanding number of Registrable Securities. The Issuer will notify all holders of Registrable Securities of the Demand Registration and such holders will be entitled to include their Registrable Securities in the Demand Registration registration statement. The Issuer is only obligated to register securities pursuant to a Demand Registration three times.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 21 of 27 Pages

Form S-3 Registration Rights

When the Issuer is qualified to file registration statements on Form S-3, any party which may demand registration of their securities, may request that the registration be made on Form S-3. However, the Issuer is not required to register securities if the aggregate amount to be sold to the public is less than $10,000,000.

Piggyback Registration Rights

If, at any time on or after the date we consummate an initial business transaction, the Issuer proposes to file a registration statement with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity security, for the Issuer’s account or for the account of its stockholders, the Issuer will provide holders of Registrable Securities with the right to include their shares in the registration statement. These piggy-back registration rights are subject to certain exceptions set forth in the EAC Registration Rights Agreement.

Expenses of Registration

The Issuer will be required to bear the registration expenses, except for incremental selling expenses relating to the sale of the securities, such as underwriting commissions and discounts and brokerage fees, marketing costs and any reasonable fees and expenses of any legal counsel representing an individual holder, associated with any registration of Registrable Securities.

Termination of Registration Rights

The EAC Registration Rights Agreement will terminate ten years from the date of the Issuer’s final prospectus was filed in connection with the IPO.

Placement Warrant Exchange Agreement

The Issuer and Empeiria Investors have agreed to enter into a Placement Warrant Exchange Agreement for the exchange of the 390,000 Warrants underlying the placement units for an aggregate of 39,000 Common Shares. This privately negotiated transaction will close no earlier than 10 business days after the expiration of the Issuer’s tender offer. Upon consummation of this transaction and excluding the Common Shares deemed to be beneficially owned as a result of the Voting Agreement, Empeiria Investors will beneficially own 1,707,000 Common Shares and Alan Menkes, Keith Oster and Joe Fong will be deemed to beneficially own 1,963,410, 1,780,907 and 1,750,645 Common Shares, respectively.

Merger Agreement

On October 19, 2012, the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”) with a subsidiary of the Issuer (“Merger Sub”), Integrated Drilling Equipment Company Holdings Inc., a Delaware corporation (“IDE”), and Stephen Cope, as representative of IDE’s stockholders, pursuant to which IDE would merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). The Merger closed on December 14, 2012 (the “Closing”).

Upon the consummation of the Merger, the Common Shares received by the IDE Stockholders were acquired with shares of common stock of IDE. In connection with the Merger, the Issuer issued an aggregate of 5,575,671 Common Shares to IDE Stockholders at Closing. The IDE Stockholders received the following number of Common Shares: Stephen Cope (3,137,867); Kelly Cook (96,025); Lauren Little (96,025); Stephen K. Cope (96,025); Vicki Cope (96,025); SDC Management Services, LLC (40,269); Ronald Moreau (851,839); Eric Storm (534,644); Jeff Sweet (255,241); Richard Dodson (309,759); Bruce Burnham (30,976); and Greg Kimbrough (30,976).

750,000 of the Common Shares issued to the IDE Stockholders at the Closing are being held by the Issuer on behalf of the IDE Stockholders to satisfy any indemnification claims of the Issuer under the Merger Agreement (the “Holdback Shares”). Of the Common Shares issued to the IDE Stockholders, the following were Holdback

CUSIP No. 29158Y104	SCHEDULE 13D	Page 22 of 27 Pages

Shares: Stephen Cope (422,083); Kelly Cook (12,917); Lauren Little (12,917); Stephen K. Cope (12,917); Vicki Cope (12,917); SDC Management Services, LLC (5,417); Ronald Moreau (114,583); Eric Storm (71,916); Jeff Sweet (34,333); Richard Dodson (41,666); Bruce Burnham (4,167); and Greg Kimbrough (4,167).

Pursuant to the Merger Agreement, if the Issuer’s trading price exceeds certain thresholds prior to the fifth anniversary of the Closing, the Issuer will issue up to 5,250,000 Common Shares (the “Contingent Common Shares”) to the IDE Stockholders. Specifically:

•

if, prior to the fifth anniversary of the Closing, (i) the Issuer’s trading price exceeds $12.00 per share for any 20 trading days within any period of 30 consecutive trading days or (ii) a Change of Control Transaction (as defined in the Merger Agreement) occurs that values each Common Share at more than $12.00 per share, the Issuer will issue to the IDE Stockholders 1,312,500 Common Shares; and

•

if, prior to the fifth anniversary of the Closing, (i) the Issuer’s trading price exceeds $13.50 per share for any 20 trading days within any period of 30 consecutive trading days or (ii) a Change of Control Transaction occurs that values each Common Share at more than $13.50 per share, the Issuer will issue to the IDE Stockholders an additional 1,312,500 Common Shares; and

•

if, prior to the fifth anniversary of the Closing, (i) the Issuer’s trading price exceeds $15.00 per share for any 20 trading days within any period of 30 consecutive trading days or (ii) a Change of Control Transaction occurs that values each Common Share at more than $15.00 per share, the Issuer will issue to the IDE Stockholders an additional 1,312,500 Common Shares; and

•

if, prior to the fifth anniversary of the Closing, (i) the Issuer’s trading price exceeds $17.00 per share for any 20 trading days within any period of 30 consecutive trading days or (ii) a Change of Control Transaction occurs that values each Common Share at more than $17.00 per share, the Issuer will issue to the IDE Stockholders an additional 1,312,500 Common Shares.

The IDE Stockholders may also be entitled to receive an additional cash payment of up to a maximum of $10.0 million, equal to the amount, if any, by which 2013 EBITDA (as defined in the Merger Agreement) exceeds $30.0 million, multiplied by 0.5.

Tender Offer

The Issuer’s Second Amended and Restated Certificate of Incorporation required the Issuer to give its stockholders an opportunity to redeem their Common Shares before the consummation of an initial business transaction. The Issuer commenced a tender offer on October 19, 2012 to give its stockholders the opportunity to redeem their Common Shares.

On December 14, 2012, the Issuer completed its tender offer to purchase up to 5,520,000 Common Shares for $10.20 per share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, as supplemented by the Schedule TO and the Fourth Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) (which together constitute the “Offer”). The Offer expired at 5:00 p.m., New York City time, on Thursday, December 13, 2012. A total of 5,448,971 Common Shares were validly tendered and not withdrawn. The Issuer accepted for purchase and paid for all Common Shares that were validly tendered. The Common Shares acquired in the Offer will be held in treasury unless subsequently retired.

Purchase Agreement for Series A Preferred Stock

On December 14, 2012, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Empeiria Investors, pursuant to which Empeiria Investors purchased an aggregate of 25,000 shares of series A preferred stock (the “Preferred Shares”) at a price per share of $100 for aggregate proceeds to the Issuer of $2.5 million.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 23 of 27 Pages

The Preferred Shares will not vote, are not convertible into Common Shares and will accrue cumulative dividends at a rate of 16% per annum, which will be payable only with additional Preferred Shares. The Preferred Shares will participate in any dividend as and when declared by the board of directors and paid to holders of the Common Shares, on a share-for-share basis. The Preferred Shares will have a liquidation preference equal to the purchase price of the Preferred Shares plus all accrued and unpaid dividends at the date of liquidation. The Preferred Shares will be redeemable at the option of the Issuer at any time on 15 days’ notice, at any time after the first anniversary of the date on which all indebtedness for borrowed money of the Issuer is repaid in full, at a redemption price equal to the purchase price, plus all accrued and unpaid dividends to the date of redemption, subject to compliance with any restrictions in the Issuer’s then-outstanding indebtedness. The Preferred Shares will be subject to mandatory redemption on the date which is 181 days following the latest maturity date of any indebtedness of the Issuer outstanding on December 14, 2012.

Voting Agreement

In connection with the consummation of the Merger Agreement, Empeiria Investors and the IDE Stockholders (the “Voting Group”) entered into a voting agreement (the “Voting Agreement”) pursuant to which the Empeiria Investors and the IDE Stockholders agreed to vote for each other’s nominees to the Company’s board of directors. As a result of entering into the Voting Agreement, each member of the Voting Group may be deemed to beneficially own all of the Common Shares owned by the members of the Voting Group.

The board of directors will consist of two classes of directors, with Class I, with terms expiring at the 2013 annual meeting, consisting of Richard Dodson, IDE’s President and Chief Operating Officer, and two independent directors (one appointed by each of the Issuer and the IDE Stockholders pursuant to the Voting Agreement) and Class II, with terms expiring at the 2014 annual meeting, consisting of Alan B. Menkes; James N. Mills, the Issuer’s Chairman; and Stephen Cope, the Issuer’s Chief Executive Officer.

Lock-Up Agreements

In connection with the Merger, each IDE Stockholder delivered a lock-up agreement (the “Merger Lock-up Agreement”) such that, subject to the terms and conditions of such agreement, the Common Shares received by the IDE Stockholders as consideration in the Merger will not be transferable until 12 months after the Closing (subject to certain exceptions, including certain transfers by gift, will or intestate succession).

IDE Registration Rights Agreement

The following describes the registration rights of the IDE Stockholders pursuant to the Registration Rights Agreement (“IDE Registration Rights Agreement”) entered into between the Issuer and the IDE Stockholders in connection with the Merger.

Demand Registration Rights

At any time and from time to time following the Closing, IDE Stockholders who own at least 25% of then outstanding securities that are subject to the Registration Rights Agreement (the “IDE Registrable Securities”) may make a written demand for registration (“IDE Demand Registration”) of at least 15% of the then outstanding number of IDE Registrable Securities. The Issuer will notify all holders of IDE Registrable Securities of the IDE Demand Registration and such holders will be entitled to include their IDE Registrable Securities in the IDE Demand Registration statement. The Issuer will be required to file the IDE Demand Registration statement within 60 days after receipt of the request and use our reasonable best efforts to cause the registration statement to become effective. The Issuer is only obligated to register securities pursuant to an IDE Demand Registration once.

Form S-3 Registration Rights

When the Issuer becomes qualified to file registration statements on Form S-3, any party which may demand registration of their securities, may request that the registration be made on Form S-3. The Issuer will be required to file the Form S-3 within 30 days of the request.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 24 of 27 Pages

Piggyback Registration Rights

If, at any time on or after the Closing, the Issuer proposes to file a registration statement with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity security, for the Issuer’s own account or for the account of its stockholders, the Issuer will provide holders of IDE Registrable Securities with the right to include their shares in the registration statement. These piggy-back registration rights are subject to certain exceptions set forth in the IDE Registration Rights Agreement.

Expenses of Registration

The Issuer will be required to bear the registration expenses, except for incremental selling expenses relating to the sale of the securities, such as underwriting commissions and discounts and brokerage fees, marketing costs and any reasonable fees and expenses of any legal counsel representing an individual holder, associated with any registration of IDE Registrable Securities.

Termination of Registration Rights

The IDE Registration Rights Agreement will terminate two years from the date when there are no more IDE Registrable Securities.

CUSIP No. 29158Y104	SCHEDULE 13D	Page 25 of 27 Pages

Item 7. Materials to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated as of October 19, 2012, by and between the Issuer, IDE, IDE Acquisition Co., LLC, and Stephen Cope, in his capacity as representative of the IDE Stockholders (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 19, 2012, and incorporated herein by reference)

99.2	Registration Rights Agreement, dated as of December 14, 2012, by and between the Issuer and IDE Stockholders (filed as Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.3	Lock-Up Agreement, dated as of December 14, 2012, by and between the Issuer and IDE Stockholders (filed as Exhibit 10.15 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.4	Voting Agreement, dated as of December 14, 2012, by and among the Issuer, Empeiria Investors LLC, Stephen D. Cope and the IDE Stockholders (filed as Exhibit 10.17 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.5	Stock Purchase Agreement, dated as of December 14, 2012, by and between the Issuer and Empeiria Investors LLC (filed as Exhibit 10.25 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.6	Common Stock Warrant Agreement, dated as of December 14, 2012, by and among the Issuer, Elm Park Credit Opportunities Fund, L.P. and Elm Park Credit Opportunities Fund (Canada), L.P. (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.7	Unit Subscription Agreement, dated as of February 25, 2011, by and between the Issuer and Empeiria Investors LLC (filed as Exhibit 10.12 to the Issuer’s S-1 filed by the Issuer on March 4, 2011, and incorporated herein by reference)

99.8	Letter Agreement, dated as of June 15, 2011, by and among the Issuer, Empeiria Investors LLC and each of the directors and officers of the Issuer (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed by the Issuer on June 21, 2011 and incorporated herein by reference)

99.9	Warrant Agreement, dated June 15, 2011, by and between the Issuer and Continental Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on June 21, 2011 and incorporated herein by reference)

99.10	Registration Rights Agreement, dated June 15, 2011, by and among the Issuer and the securityholders named therein (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on June 21, 2011 and incorporated herein by reference)

99.11*	Joint Filing Agreement, dated as of January 10, 2013, by and among Empeiria Investors LLC and IDE Stockholders

*	Filed herewith

CUSIP No. 29158Y104	SCHEDULE 13D	Page 26 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2013

EMPEIRIA ACQUISITION CORP.

By:	/s/ N. Michael Dion
Name:	N. Michael Dion
Title:	Chief Financial Officer

CUSIP No. 29158Y104	SCHEDULE 13D	Page 27 of 27 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Agreement and Plan of Merger, dated as of October 19, 2012, by and between the Issuer, IDE, IDE Acquisition Co., LLC, and Stephen Cope, in his capacity as representative of the IDE Stockholders (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 19, 2012, and incorporated herein by reference)

99.2	Registration Rights Agreement, dated as of December 14, 2012, by and between the Issuer and IDE Stockholders (filed as Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.3	Lock-Up Agreement, dated as of December 14, 2012, by and between the Issuer and IDE Stockholders (filed as Exhibit 10.15 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.4	Voting Agreement, dated as of December 14, 2012, by and among the Issuer, Empeiria Investors LLC, Stephen D. Cope and the IDE Stockholders (filed as Exhibit 10.17 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.5	Stock Purchase Agreement, dated as of December 14, 2012, by and between the Issuer and Empeiria Investors LLC (filed as Exhibit 10.25 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.6	Common Stock Warrant Agreement, dated as of December 14, 2012, by and among the Issuer, Elm Park Credit Opportunities Fund, L.P. and Elm Park Credit Opportunities Fund (Canada), L.P. (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 20, 2012, and incorporated herein by reference)

99.7	Unit Subscription Agreement, dated as of February 25, 2011, by and between the Issuer and Empeiria Investors LLC (filed as Exhibit 10.12 to the Issuer’s S-1 filed by the Issuer on March 4, 2011, and incorporated herein by reference)

99.8	Letter Agreement, dated as of June 15, 2011, by and among the Issuer, Empeiria Investors LLC and each of the directors and officers of the Issuer (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed by the Issuer on June 21, 2011 and incorporated herein by reference)

99.9	Warrant Agreement, dated June 15, 2011, by and between the Issuer and Continental Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on June 21, 2011 and incorporated herein by reference)

99.10	Registration Rights Agreement, dated June 15, 2011, by and among the Issuer and the securityholders named therein (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on June 21, 2011 and incorporated herein by reference)

99.11*	Joint Filing Agreement, dated as of January 10, 2013, by and among Empeiria Investors LLC and IDE Stockholders

*	Filed herewith